Filed by DTS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SRS Labs, Inc.
Commission File No.: 000-21123

DTS AND SRS LABS ANNOUNCE EXPIRATION OF HSR WAITING PERIOD IN CONNECTION WITH PROPOSED ACQUISITION

CALABASAS, Calif. and SANTA ANA, Calif. (June 1, 2012) — DTS, Inc. (Nasdaq: DTSI), a leader in high-definition audio, and SRS Labs, Inc. (Nasdaq: SRSL), a leader in audio processing and enhancement technologies, today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the previously announced definitive agreement under which DTS will acquire all outstanding shares of SRS Labs, has expired.  Accordingly, the condition to the completion of the merger related to the HSR Act has been satisfied.  Completion of the merger remains subject to certain other closing conditions, including approval by SRS Labs shareholders.  DTS and SRS Labs continue to expect that the transaction will close in the third quarter of 2012.

About DTS, Inc.

DTS (Nasdaq:DTSI) is dedicated to making digital entertainment exciting, engaging and effortless by providing state-of-the-art audio technology to hundreds of millions of DTS-licensed consumer electronics products worldwide.  From a renowned legacy as a pioneer in multi-channel audio, DTS became a mandatory audio format in the Blu-ray Disc™ standard and is now increasingly deployed in enabling digital delivery of movies and other forms of digital entertainment on a growing array of network-connected consumer devices.  DTS technology is in home theaters, car audio systems, PCs, game consoles, DVD players, televisions, digital media players, set-top boxes, smart phones, surround music software and every device capable of playing Blu-ray™ discs.  Founded in 1993, DTS’ corporate headquarters are located in Calabasas, California with its licensing operations headquartered in Limerick, Ireland. DTS also has offices in Silicon Valley, Washington, China, France, Hong Kong, Japan, South Korea, Taiwan, Singapore, and the United Kingdom.  For further information, please visit www.dts.com.  DTS, the Symbol, and DTS and the Symbol together, are registered trademarks of DTS, Inc. All other trademarks are the properties of their respective owners. © 2012 DTS, Inc.  All rights reserved.

About SRS Labs, Inc.

Founded in 1993, SRS Labs (Nasdaq: SRSL) is an industry leader in audio signal processing for consumer electronics across the four screens: TV; PC; Mobile Phones; and Automotive Entertainment Systems.  Beginning with the audio technologies originally developed at Hughes Aircraft, SRS Labs holds approximately 150 worldwide registered and pending patents and is recognized by the industry as an authority in research and application of audio post processing technologies based on the human auditory principles.  Through partnerships with leading global CE companies, semiconductor manufacturers, software developers, and content aggregators, SRS Labs is recognized as a leader in audio enhancement, surround sound, volume leveling, audio streaming, and voice processing technologies.  SRS Labs solutions have been included in nearly two billion electronic products sold worldwide including flat panel HDTVs, AV products, STBs, PCs, mobile phones, and automotive entertainment and telematics systems. For more information, visit www.srslabs.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which DTS and SRS operate and beliefs of and assumptions made by DTS, SRS and their respective management teams, involve uncertainties that could significantly affect the financial results of DTS or SRS or the combined company.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving DTS and SRS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions.  All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, integrating our companies, and the expected timetable for completing the proposed transaction — are forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  For example, these forward-looking statements could be affected by factors including, without limitation:

•                  the ability of the parties to satisfy conditions to the closing of the transaction, including obtaining required regulatory approvals and the approval of SRS stockholders;

•                  the possibility that SRS or DTS may be adversely affected by economic, business and/or competitive factors before or after closing of the transaction;

•                  the ability to successfully complete the integration of acquired businesses, including the businesses being acquired from SRS by, among other things, realizing revenue, expense and other synergies, renewing contracts on competitive terms, successfully leveraging the information technology platform of the acquired business, and retaining key personnel; and

•                  any adverse effect to DTS’ business or the business being acquired from SRS due to uncertainty relating to the transaction.

This list of important factors is not intended to be exhaustive.  Additional risks and factors are discussed in reports filed with the Securities and Exchange Commission (“SEC”) by DTS and SRS from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.  Neither DTS nor SRS assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed merger transaction, DTS filed a Registration Statement on Form S-4 with the SEC on May 17, 2012 that includes a preliminary proxy statement of SRS that also constitutes a preliminary prospectus of DTS. These materials are not yet final and will be amended. SRS will mail the proxy statement/prospectus to its stockholders once it is final. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by DTS and SRS with the SEC at the SEC’s web site at www.sec.gov or by directing a request when such a filing is made to DTS, 5220 Las Virgenes Road, Calabasas, CA 91302, Attention: Stockholder Relations or by directing a request when such a filing is made to SRS, 2909 Daimler Street, Santa Ana, CA 92705, Attention: Investor Relations.

Participants in Solicitation

DTS, SRS, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of SRS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 15, 2012 and amended on April 30, 2012. Information about the directors and executive officers of DTS is set forth in its definitive proxy statement, which was filed with the SEC on April 10, 2012. Certain directors and executive officers of SRS may have direct or indirect interests in the proposed merger transaction due to securities holdings, preexisting or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger transaction. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus DTS will file with the SEC when it becomes available.

DTS-I

DTS, Inc. Media & Investor Contacts:

Sard Verbinnen & Co for DTS, Inc.

John Christiansen/Andrew Cole

jchristiansen@sardverb.com/acole@sardverb.com

(415) 618-8750/(212) 687-8080

SRS Labs, Inc. Media & Investor Contacts:

Investors:

Chuck McBride/Chief Financial Officer

Chuck.mcbride@srslabs.com

(949) 442-5596

Media:

The Abernathy MacGregor Group for SRS Labs, Inc.

Jim Lucas/Joe Hixson

JBL@abmac.com/JRH@abmac.com

(213) 630-6550

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